FIRST AMENDMENT TO EXCHANGE AGREEMENT


     This First Amendment to Exchange Agreement (the "Amendment") is entered into on October 15, 1997, by and between OXFORD CAPITAL CORP. ("Oxford"), CREST OUTSOURCING, INC. ("Crest") and AMERICAN TELETRONICS, INC. (the "Shareholder") with respect to the following:

     WHEREAS, Oxford, Crest and the Shareholder have entered into an Exchange Agreement dated February 14, 1997, (the "Agreement") (capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Agreement); and

     WHEREAS, Oxford has or plans to recapitalize Oxford and Oxford has discharged certain obligations that were planned in the Agreement to be utilized by the securities issued to Shareholder pursuant to the Agreement; and

     WHEREAS, Shareholder desires to assist in such recapitalization and receive securities that reflect the ownership percentage anticipated in the Agreement; and

     WHEREAS, Oxford, Crest, and Shareholder desire to amend the Agreement in the following respects.

     NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

     1. Return of Previously Issued Shares. Shareholder hereby tenders for cancellation the securities issued pursuant to the Agreement and Oxford cancels the obligations and releases Shareholder from the obligations set forth on Exhibit AA hereto.

     2. Amendment to Section 4.01. Section 4.01 of the Agreement is hereby deleted in its entirety and replaced with the following:

     "Section 4.01. The Exchange. On the terms and subject to the conditions set forth in this Agreement, on the Closing Date (as defined in Section 4.04), the Shareholder hereby agrees to assign, transfer, and deliver to Oxford, free and clear of all liens, pledges, encumbrances, charges, restrictions or known claims of any kind, nature, or description, the number of shares of common stock of Crest set after his signature at the foot of this Agreement, in the aggregate constituting 100% of the issued and outstanding securities of Crest, and Oxford agrees to acquire such shares on such date by issuing and delivering in exchange therefore 100,000 shares of Series A $10.00 Convertible Redeemable Preferred Stock (the "Preferred Shares"), a note payable in the amount of $250,000 (the "Note") and 250,000 warrants (the "Warrants"), substantially in the form attached hereto as Exhibit W, each exercisable to purchase one share of common stock of Oxford $0.001 par value (the "Common Stock"), for a period of three years at $1.00 per share. The Note shall be substantially in the form attached hereto as Exhibit X, shall bear interest at 6% per annum and shall, subject to the provisions set forth below regarding the issuance of the Notes in escrow, be payable over fifty-eight (58) months in monthly installments of $5,000, including interest. Each of the Preferred Shares shall be convertible at the option of the holder, into one fully paid and non-assessable share of Common Stock and one warrant (the "Conversion Warrants"). In order to convert shares of Series A Preferred Stock, the holder shall submit to Oxford a notice of conversion accompanied by payment of the then applicable conversion price. With respect to the first twenty-five thousand (25,000) Preferred Shares converted the conversion price shall be $1.00 per share; with respect to the second twenty-five thousand (25,000) Preferred Shares converted, the conversion price shall be $1.50 per share; with respect to all remaining Preferred Shares converted, the conversion price shall be equal to eight percent (80%) of the average closing bid price of the Common Stock as calculated over the twenty trading-day period ending on the trading day immediately preceding the date on which Oxford receives (by telecopier) each conversion notice. The form of Conversion Warrant is attached hereto as Exhibit BB. The Conversion Warrants shall be exercisable for a period of one year from the date of issuance and shall be convertible to acquire one share of Common Stock per Conversion Warrant at a price equal to the closing bid price of Oxford's common stock on the date of issuance of each Conversion Warrant.

     If Oxford should sell the business of Crest to a third party, the holder of the Preferred Shares shall have the option to convert the Preferred Shares, as set forth above, or to have Oxford redeem the unconverted Preferred Shares at $10.00 per share. On the third anniversary of the issuance of the Preferred Shares, all Preferred Shares remaining outstanding and unconverted shall, at Oxford's option, be redeemed at $10.00 per share or converted into Common Stock at the rate of twenty shares of Common Stock for each Preferred Share. The Preferred Shares shall be entitled to ten votes per share with respect to all matters submitted to a vote of the shareholders of Oxford.

     At Closing, the Preferred Shares, the Note, and the Warrants shall be deposited with Hank Vanderkam, Esq. and Robert Forrester, Esq. to be held in escrow, pursuant to the Escrow Agreement attached hereto as Exhibit Y.

     As further assurance of the satisfactory resolution of the Disputes, the Shareholder shall deliver to Oxford at closing an Indemnification Agreement substantially in the form attached hereto as Exhibit Z pursuant to which the Shareholder shall hold harmless and indemnify Oxford against certain losses, damages, claims, expenses or injuries.

     3. Representations and Warranties of Oxford. Oxford represents and warrants that as of the date hereof, there are no more than 17,187,238 issued and outstanding shares of Common Stock or shares of Common Stock that may be issued upon the exercise of options or warrants or securities that are convertible in to Common Stock, including the Warrants, the Preferred Stock and the Conversion Warrants associated with this transaction. Excluding the Warrants, the Preferred Stock, the Conversion Warrants, to the extent that there are a greater number of


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shares of Common Stock issued and outstanding,  the number of Preferred  Shares,
Conversion Warrants, and Warrants shall increase proportionately, including the number of shares of Common Stock that may be purchased pursuant to the conversion of the first 25% of Preferred Stock, the second 25% of Preferred Stock and the remaining 50% of Preferred Stock.

     4. Ratification of Remaining Terms. Except as amended hereby, all other terms of the Agreement shall remain in full force and effect.

     IN WITNESS WHEREOF, the corporate parties hereto have caused this amendment to be executed by their respective officers, hereunto duly authorized, as of the date first-above written.



ATTEST                                      OXFORD CAPITAL CORP.

-------------------------                   By:
Secretary                                      ---------------------------------
                                                 Robert E. Cheney, President



ATTEST                                      CREST OUTSOURCING, INC.

-------------------------                   By:
Secretary                                      ---------------------------------
                                                 Harry K. Myers, Jr.,
                                                 Authorized Representative



ATTEST                                      AMERICAN TELETRONICS, INC.

-------------------------                   By:
Assistant Secretary                            ---------------------------------
                                                 Harry K. Myers, Jr., Chairman


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